UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sharecare, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81948W104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)
☒       Rule 13d-1(c)
☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104

1	NAMES OF REPORTING PERSONS
Hearst Communications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
16,194,139

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
16,194,139

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,194,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.58%, calculated on the basis of there being 353,520,001 shares of Common Stock outstanding as of November 8, 2022, as disclosed in Issuer’s 10-Q filed November 10, 2022

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81948W104

1	NAMES OF REPORTING PERSONS
Hearst Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
16,194,139

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
16,194,139

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,194,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.58%, calculated on the basis of there being 353,520,001 shares of Common Stock outstanding as of November 8, 2022, as disclosed in Issuer’s 10-Q filed November 10, 2022

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81948W104

1	NAMES OF REPORTING PERSONS
The Hearst Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
16,194,139

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
16,194,139

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,194,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.58%, calculated on the basis of there being 353,520,001 shares of Common Stock outstanding as of November 8, 2022, as disclosed in Issuer’s 10-Q filed November 10, 2022

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81948W104

1	NAMES OF REPORTING PERSONS
The Hearst Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
16,194,139

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
16,194,139

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,194,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.58%, calculated on the basis of there being 353,520,001 shares of Common Stock outstanding as of November 8, 2022, as disclosed in Issuer’s 10-Q filed November 10, 2022

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (testamentary trust)

CUSIP No.  81948W104

ITEM 1.
(a)	Name of Issuer: Sharecare, Inc.

(b)	Address of Issuer's Principal Executive Offices: 255 East Paces Ferry Road NE, Suite 700, Atlanta, Georgia 30305

ITEM 2.
(a)	Name of Person Filing: This Statement is filed on behalf of each of the following persons:
1.	Hearst Communications, Inc., a Delaware corporation (“HCI”);
2.	Hearst Holdings, Inc., a Delaware corporation (“HHI”);
3.	The Hearst Corporation, a Delaware corporation (“THC”); and
4.	The Hearst Family Trust, a testamentary trust (the “Trust” and, together with HCI, HHI and THC, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence: The principal business office of each of the Reporting Persons is 300 West 57th Street, New York, New York 10019.

(c)	Citizenship: Each of HCI, HHI and THC is a Delaware corporation. The Trust is a testamentary trust that was probated in California.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 81948W104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: HCI is the beneficial owner of 16,194,139 shares of Common Stock of Issuer (the “Securities”). Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HCI, HHI, THC and the Trust may be deemed to beneficially own the Securities. HHI has the power to direct the voting and disposition of the Securities as the controlling stockholder of HCI. THC has the power to direct the voting and disposition of the Securities as the controlling stockholder of HHI. The Trust has the power to direct the voting and disposition of the Securities as the controlling stockholder of THC. Accordingly, for purposes of this Statement, (i) HCI is reporting that it shares the power to direct the voting and disposition of the Securities beneficially owned by it and (ii) HHI, THC and the Trust are reporting that they share the power to direct the voting and disposition of the Securities beneficially owned by HCI.

(b)	Percent of class: 4.58%, calculated on the basis of there being 353,520,001 shares of Common Stock outstanding as of November 8, 2022, as disclosed in Issuer’s 10-Q filed November 10, 2022.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
(ii)	Shared power to vote or to direct the vote: 16,194,139
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of: 16,194,139

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under ss 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

HEARST COMMUNICATIONS, INC.

	By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

HEARST HOLDINGS, INC.

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST CORPORATION

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST FAMILY TRUST

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Trustee

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed by the Reporting Persons on August 19, 2021)